UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the three months ended June 30, 2012

July 31, 2012

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office TEL (03) 3240-7200
Quarterly securities report issuing date: August 14, 2012		Trading accounts: Established
Dividend payment date:	-
Supplemental information for quarterly financial statements:		Available
Quarterly investor meeting presentation:		None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Three Months ended June 30, 2012

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
Three months ended	million yen	%	million yen	%	million yen	%
June 30, 2012	1,200,343	(17.7)	340,729	(43.3)	182,917	(63.5)
June 30, 2011	1,457,779	24.7	601,263	101.0	500,583	200.9

(*) Comprehensive income June 30, 2012: 247,840 million yen, (62.5)% ; June 30, 2011 661,625 million yen, —%

	Net Income per Common Stock	Diluted Net Income per Common Stock
Three months ended	yen	yen
June 30, 2012	12.93	12.89
June 30, 2011	35.40	35.33

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*1)
As of	million yen	million yen	%
June 30, 2012	222,245,345	11,826,757	4.6
March 31, 2012	218,861,616	11,675,784	4.6

(Reference) Shareholders’ equity as of             June 30, 2012: 10,115,540 million yen;             March 31, 2012: 9,993,029 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-August 2012.

2.	Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
Fiscal year	yen	yen	yen	yen	yen
ended March 31, 2012	—	6.00	—	6.00	12.00
ending March 31, 2013	—	——	——	——	——
ending March 31, 2013 (Forecast)	——	6.00	—	6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3.	Earnings Target for the Fiscal Year ending March 31, 2013 (Consolidated)

MUFG has the target of 670.0 billion yen of consolidated net income for the fiscal year ending March 31, 2013. (There are no changes to our earnings targets released on May 15, 2012.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): No

(C)	Changes in accounting estimates: Yes

(D)	Restatements: No

Note:	We changed the method of depreciation at the beginning of this first quarter.

The change falls under “Changes in accounting policies which are difficult to distinguish from changes in accounting estimates”.

For more details, please see “(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements” in page 2 of Appendix.

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	June 30, 2012	14,156,577,620 shares
	Mar. 31, 2012	14,154,534,220 shares
(B) Treasury stocks:	June 30, 2012	9,558,235 shares
	Mar. 31, 2012	9,553,750 shares
(C) Average outstanding stocks:	Three months ended June 30, 2012	14,145,812,888 shares
	Three months ended June 30, 2011	14,141,918,204 shares

* Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

* Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2012	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2013	—	——	——	——	——
Fiscal year ending March 31, 2013 (Forecast)	——	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2012	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2013	—	——	——	——	——
Fiscal year ending March 31, 2013 (Forecast)	——	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Information Regarding “Notes” in Consolidated Summary Report	2

(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	2

2. Consolidated Financial Statements	3

(1) Consolidated Balance Sheets	3

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5

(3) Notes on Going-Concern Assumption	7

(4) Notes for Material Changes in Shareholders’ Equity	7

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Three Months Ended June 30, 2012”

1

Mitsubishi UFJ Financial Group, Inc.

1. Information Regarding “Notes” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in accounting policies which are difficult to distinguish from changes in accounting estimates)

Starting from this first quarter, MUFG and its domestic consolidated subsidiaries have changed the method of depreciation due to the revision of Corporation Tax Act. The change was that tangible fixed assets acquired on or after April 1, 2012 shall be depreciated according to the revised law.

This change had only minor impact on the consolidated statements of income and others.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1)	Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of June 30, 2012
Assets:
Cash and due from banks	9,036,116	11,445,439
Call loans and bills bought	347,930	375,640
Receivables under resale agreements	4,552,860	5,623,169
Receivables under securities borrowing transactions	3,256,655	3,165,457
Monetary claims bought	2,954,838	3,015,838
Trading assets	16,768,713	18,707,354
Money held in trust	395,352	370,639
Securities	78,264,735	78,143,648
Loans and bills discounted	84,492,697	84,077,182
Foreign exchanges	1,480,083	1,270,328
Other assets	8,004,949	6,800,827
Tangible fixed assets	1,343,909	1,361,245
Intangible fixed assets	1,023,834	1,012,436
Deferred tax assets	522,886	480,486
Customers’ liabilities for acceptances and guarantees	7,539,826	7,478,238
Allowance for credit losses	(1,123,773)	(1,082,587)

Total assets	218,861,616	222,245,345

Liabilities:
Deposits	124,789,252	125,360,124
Negotiable certificates of deposit	12,980,617	12,996,983
Call money and bills sold	2,809,618	4,215,155
Payables under repurchase agreements	13,585,846	16,175,600
Payables under securities lending transactions	4,978,915	3,271,921
Commercial papers	569,659	713,773
Trading liabilities	13,451,275	13,883,007
Borrowed money	10,318,096	9,471,487
Foreign exchanges	874,225	831,147
Short-term bonds payable	523,065	441,554
Bonds payable	6,634,121	6,088,348
Due to trust accounts	1,416,725	1,368,776
Other liabilities	5,956,502	7,450,974
Reserve for bonuses	47,797	16,784
Reserve for bonuses to directors	1,057	183
Reserve for retirement benefits	81,111	72,022
Reserve for retirement benefits to directors	1,534	1,140
Reserve for loyalty award credits	6,768	7,110
Reserve for contingent losses	373,439	335,658
Reserves under special laws	1,799	1,730
Deferred tax liabilities	84,706	77,124
Deferred tax liabilities for land revaluation	159,867	159,743
Acceptances and guarantees	7,539,826	7,478,238

Total liabilities	207,185,831	210,418,588

3

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of June 30, 2012
Net assets:
Capital stock	2,138,487	2,138,929
Capital surplus	2,175,304	2,175,745
Retained earnings	5,602,327	5,691,426
Treasury stock	(6,544)	(6,545)

Total shareholders’ equity	9,909,575	9,999,556

Net unrealized gains (losses) on other securities	440,900	285,823
Net deferred gains (losses) on hedging instruments	23,904	34,337
Land revaluation excess	161,361	161,353
Foreign currency translation adjustments	(494,155)	(315,987)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(48,555)	(49,542)

Total accumulated other comprehensive income	83,454	115,984

Subscription rights to shares	7,933	7,536
Minority interests	1,674,821	1,703,680

Total net assets	11,675,784	11,826,757

Total liabilities and net assets	218,861,616	222,245,345

4

Mitsubishi UFJ Financial Group, Inc.

(2)	Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the three months ended June 30, 2011	For the three months ended June 30, 2012

Ordinary income	1,457,779	1,200,343
Interest income	598,286	547,835
Interest on loans and bills discounted	381,887	376,278
Interest and dividends on securities	141,161	126,590
Trust fees	23,257	21,833
Fees and commissions	269,062	255,743
Trading income	53,135	63,225
Other business income	163,070	251,571
Other ordinary income	350,967	60,134
Ordinary expenses	856,515	859,613
Interest expenses	127,323	129,067
Interest on deposits	43,839	45,355
Fees and commissions	44,375	41,974
Trading expenses	—	763
Other business expenses	80,170	36,127
General and administrative expenses	524,025	536,757
Other ordinary expenses	80,621	114,924

Ordinary profits	601,263	340,729

Extraordinary gains	18,369	2,718
Gains on disposition of fixed assets	5,608	860
Gains on negative goodwill	—	339
Reversal of reserve for contingent liabilities from financial instruments transactions	442	68
Transfer gains on divestiture of businesses	—	1,450
Gains on sales of equity securities of affiliates	12,318	—
Extraordinary losses	8,072	25,804
Losses on disposition of fixed assets	2,554	1,519
Losses on impairment of fixed assets	100	947
Losses on change in equity	—	23,285
Amortization of goodwill	5,416	—
Others	—	51

Income before income taxes and others	611,561	317,644

Income taxes-current	28,841	29,031
Income taxes-deferred	51,113	74,081

Total taxes	79,955	103,113

Income before minority interests	531,606	214,530

Minority interests	31,022	31,613

Net income	500,583	182,917

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the three months ended June 30, 2011	For the three months ended June 30, 2012
Income before minority interests	531,606	214,530
Other comprehensive income
Net unrealized gains (losses) on other securities	83,136	(155,315)
Net deferred gains (losses) on hedging instruments	(1,940)	11,153
Foreign currency translation adjustments	44,141	113,146
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	414	(1,891)
Share of other comprehensive income of associates accounted for using equity method	4,267	66,217

Total other comprehensive income	130,019	33,309

Comprehensive income	661,625	247,840

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	630,396	215,455
Comprehensive income attributable to minority interests	31,229	32,385

6

Mitsubishi UFJ Financial Group, Inc.

(3)	Notes on Going-Concern Assumption

Not applicable

(4)	Notes for Material Changes in Shareholders’ Equity

Not applicable

7

Selected Financial Information

under Japanese GAAP

For the Three Months Ended June 30, 2012

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	1

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	——	5

3. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	——	6

4. ROE	[ MUFG Consolidated ]	——	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	——	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	——	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	——	10

(Reference)

Exposure to “Securitized Products and Related Investments”		——	11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2012 (A)	June 30, 2011 (B)
Gross profits	932.3	854.9	77.3
Gross profits before credit costs for trust accounts	932.3	854.9	77.3
Net interest income	418.7	470.9	(52.1)
Trust fees	21.8	23.2	(1.4)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	213.7	224.6	(10.9)
Net trading profits	62.4	53.1	9.3
Net other business profits	215.4	82.9	132.5
Net gains (losses) on debt securities	217.0	77.7	139.3
General and administrative expenses	518.0	505.5	12.5
Amortization of goodwill	7.2	7.4	(0.2)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	421.4	356.9	64.5
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	414.2	349.4	64.7
Provision for general allowance for credit losses (2)	—	12.8	(12.8)
Net business profits*	414.2	362.2	51.9
Net non-recurring gains (losses)	(73.5)	238.9	(312.4)
Credit costs (3)	(31.1)	(50.4)	19.3
Losses on loan write-offs	(30.3)	(32.8)	2.5
Provision for specific allowance for credit losses	—	(17.8)	17.8
Other credit costs	(0.7)	0.2	(1.0)
Reversal of allowance for credit losses (4)	2.3	—	2.3
Reversal of reserve for contingent losses included in credit costs (5)	1.0	2.7	(1.6)
Gains on loans written-off (6)	12.8	15.9	(3.1)
Net gains (losses) on equity securities	(54.5)	(22.4)	(32.1)
Gains on sales of equity securities	14.3	8.0	6.3
Losses on sales of equity securities	(4.3)	(4.6)	0.3
Losses on write-down of equity securities	(64.6)	(25.7)	(38.8)
Profits (losses) from investments in affiliates	10.1	309.8	(299.6)
Other non-recurring gains (losses)	(14.2)	(16.5)	2.3

Ordinary profits	340.7	601.2	(260.5)

Net extraordinary gains (losses)	(23.0)	10.2	(33.3)
Losses on change in equity	(23.2)	—	(23.2)
Income before income taxes and others	317.6	611.5	(293.9)
Income taxes-current	29.0	28.8	0.1
Income taxes-deferred	74.0	51.1	22.9
Total taxes	103.1	79.9	23.1
Income before minority interests	214.5	531.6	(317.0)
Minority interests	31.6	31.0	0.5

Net income	182.9	500.5	(317.6)

Note:

*        Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(14.8)	(18.9)	4.1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2012 (A)	June 30, 2011 (B)
Gross profits	644.0	573.3	70.6
Gross profits before credit costs for trust accounts	644.0	573.3	70.6
Net interest income	297.6	344.4	(46.8)
Trust fees	15.8	17.0	(1.1)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	98.5	102.9	(4.4)
Net trading profits	23.4	35.2	(11.8)
Net other business profits	208.5	73.6	134.8
Net gains (losses) on debt securities	212.9	74.3	138.5
General and administrative expenses	311.1	301.2	9.9
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	332.9	272.1	60.7
Provision for general allowance for credit losses (2)	5.9	(2.9)	8.9
Net business profits	338.8	269.1	69.7
Net non-recurring gains (losses)	(103.5)	(76.6)	(26.9)
Credit costs (3)	(15.4)	(21.4)	6.0
Losses on loan write-offs	(10.2)	(10.0)	(0.2)
Provision for specific allowance for credit losses	(4.4)	(10.5)	6.1
Other credit costs	(0.6)	(0.8)	0.1
Reversal of allowance for credit losses (4)	3.7	2.1	1.6
Reversal of reserve for contingent losses included in credit costs (5)	0.5	—	0.5
Gains on loans written-off (6)	5.4	8.4	(2.9)
Net gains (losses) on equity securities	(75.7)	(46.6)	(29.1)
Gains on sales of equity securities	13.2	5.7	7.4
Losses on sales of equity securities	(3.6)	(4.5)	0.8
Losses on write-down of equity securities	(85.3)	(47.8)	(37.4)
Other non-recurring gains (losses)	(22.2)	(19.1)	(3.0)

Ordinary profits	235.3	192.5	42.8

Net extraordinary gains (losses)	4.2	2.6	1.6
Net gains (losses) on disposition of fixed assets	(1.3)	2.6	(3.9)
Income before income taxes	239.5	195.1	44.4
Income taxes-current	6.6	16.8	(10.2)
Income taxes-deferred	82.0	36.3	45.6
Total taxes	88.7	53.2	35.4

Net income	150.8	141.8	9.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	0.4	(13.8)	14.2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2012 (A)	June 30, 2011 (B)
Gross profits	553.3	486.3	66.9
Net interest income	260.2	297.1	(36.8)
Net fees and commissions	80.7	83.8	(3.1)
Net trading profits	19.4	28.0	(8.5)
Net other business profits	192.9	77.3	115.5
Net gains (losses) on debt securities	195.8	70.3	125.5
General and administrative expenses	265.2	254.7	10.4
Amortization of goodwill	0.0	—	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	288.1	231.5	56.5
Net business profits before provision for general allowance for credit losses	288.0	231.5	56.5
Provision for general allowance for credit losses (1)	5.9	(2.9)	8.9
Net business profits	294.0	228.5	65.4
Net non-recurring gains (losses)	(99.8)	(70.5)	(29.2)
Credit costs (2)	(14.6)	(21.3)	6.6
Losses on loan write-offs	(9.5)	(9.9)	0.3
Provision for specific allowance for credit losses	(4.4)	(10.5)	6.1
Other credit costs	(0.6)	(0.8)	0.1
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	0.5	—	0.5
Gains on loans written-off (5)	5.1	7.0	(1.9)
Net gains (losses) on equity securities	(74.2)	(41.9)	(32.3)
Gains on sales of equity securities	6.0	5.4	0.5
Losses on sales of equity securities	(2.9)	(3.1)	0.2
Losses on write-down of equity securities	(77.3)	(44.2)	(33.1)
Other non-recurring gains (losses)	(16.5)	(14.3)	(2.2)

Ordinary profits	194.1	157.9	36.1

Net extraordinary gains (losses)	4.3	(1.8)	6.1
Net gains (losses) on disposition of fixed assets	(1.2)	(1.8)	0.6
Gains on liquidation of subsidiaries	5.7	—	5.7
Income before income taxes	198.4	156.0	42.3
Income taxes-current	1.7	12.2	(10.4)
Income taxes-deferred	78.4	32.8	45.6
Total taxes	80.2	45.0	35.1

Net income	118.1	111.0	7.1

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(3.0)	(17.2)	14.1

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the three months ended		Increase (Decrease) (A) - (B)
	June 30, 2012 (A)	June 30, 2011 (B)
Gross profits	90.7	87.0	3.6
Gross profits before credit costs for trust accounts	90.7	87.0	3.6
Trust fees	15.8	17.0	(1.1)
Credit costs for trust accounts (1)	—	—	—
Net interest income	37.4	47.3	(9.9)
Net fees and commissions	17.8	19.1	(1.3)
Net trading profits	3.9	7.2	(3.2)
Net other business profits	15.6	(3.6)	19.3
Net gains (losses) on debt securities	17.0	4.0	13.0
General and administrative expenses	45.8	46.4	(0.5)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	44.8	40.5	4.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	44.8	40.5	4.2
Net non-recurring gains (losses)	(3.6)	(6.0)	2.3
Credit costs (3)	(0.7)	(0.1)	(0.5)
Losses on loan write-offs	(0.7)	(0.1)	(0.6)
Provision for specific allowance for credit losses	—	—	—
Other credit costs	—	(0.0)	0.0
Reversal of allowance for credit losses (4)	3.7	2.1	1.6
Reversal of reserve for contingent losses included in credit costs (5)	0.0	—	0.0
Gains on loans written-off (6)	0.3	1.4	(1.0)
Net gains (losses) on equity securities	(1.4)	(4.6)	3.1
Gains on sales of equity securities	7.2	0.3	6.8
Losses on sales of equity securities	(0.7)	(1.3)	0.5
Losses on write-down of equity securities	(7.9)	(3.6)	(4.3)
Other non-recurring gains (losses)	(5.6)	(4.8)	(0.8)

Ordinary profits	41.2	34.5	6.6

Net extraordinary gains (losses)	(0.0)	4.4	(4.5)
Net gains (losses) on disposition of fixed assets	(0.0)	4.5	(4.5)
Income before income taxes	41.1	39.0	2.1
Income taxes-current	4.8	4.6	0.1
Income taxes-deferred	3.5	3.5	0.0
Total taxes	8.4	8.2	0.2

Net income	32.6	30.8	1.8

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	3.4	3.4	0.0

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of June 30, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	110.5	107.1
Doubtful	919.9	917.5
Special Attention	545.8	557.4
Non Performing Loans	1,576.4	1,582.1

Total loans	87,430.7	88,971.6
Non Performing Loans / Total loans	1.80%	1.77%

BTMU Non-consolidated

	(in billions of yen)
	As of June 30, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	105.8	103.3
Doubtful	879.8	873.3
Special Attention	527.8	537.6
Non Performing Loans	1,513.5	1,514.3

Total loans	76,689.3	78,163.3
Non Performing Loans / Total loans	1.97%	1.93%

MUTB Non-consolidated

	(in billions of yen)
	As of June 30, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	4.6	3.6
Doubtful	39.9	44.1
Special Attention	17.5	18.8
Non Performing Loans	62.1	66.7

Total loans	10,649.9	10,714.5
Non Performing Loans / Total loans	0.58%	0.62%

MUTB Non-consolidated: Trust Accounts

	(in billions of yen)
	As of June 30, 2012	As of March 31, 2012
Bankrupt or De facto Bankrupt	0.0	0.1
Doubtful	0.1	0.0
Special Attention	0.4	0.8
Non Performing Loans	0.7	1.0

Total loans	91.4	93.8
Non Performing Loans / Total loans	0.80%	1.12%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2012		As of March 31, 2012
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	2,489.0	52.2	2,607.0	30.3

	(in billions of yen)
	As of June 30, 2012		As of March 31, 2012
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	74,897.9	637.0	74,831.7	832.0
Domestic equity securities	2,987.9	54.1	3,333.8	321.7
Domestic bonds	52,241.0	270.8	51,566.8	217.5
Other	19,668.9	312.0	19,931.0	292.8
Foreign equity securities	146.6	27.3	170.3	50.2
Foreign bonds	17,434.0	292.8	17,921.9	260.6
Other	2,088.2	(8.1)	1,838.7	(18.1)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,342.8	34.4	1,290.8	26.5
Stocks of subsidiaries and affiliates	82.0	(7.0)	98.3	(10.1)

	(in billions of yen)
	As of June 30, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	60,438.6	299.1	61,072.2	480.9
Domestic equity securities	2,378.0	(96.0)	2,647.0	107.4
Domestic bonds	45,956.0	212.7	45,565.3	177.5
Other	12,104.5	182.3	12,859.9	195.9
Foreign equity securities	138.6	27.1	161.3	49.2
Foreign bonds	10,214.4	130.4	11,250.1	136.8
Other	1,751.5	24.8	1,448.4	9.9

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of June 30, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	766.6	5.4	1,020.6	6.6
Stocks of subsidiaries and affiliates	57.7	21.8	49.4	26.5

	(in billions of yen)
	As of June 30, 2012		As of March 31, 2012
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	11,886.5	203.5	11,452.1	219.9
Domestic equity securities	621.8	42.6	700.3	105.5
Domestic bonds	6,001.0	54.5	5,734.2	37.5
Other	5,263.5	106.3	5,017.5	76.8
Foreign equity securities	5.5	(0.6)	6.0	(0.3)
Foreign bonds	4,988.6	139.5	4,692.0	106.3
Other	269.3	(32.5)	319.4	(29.1)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the three months ended June 30, 2012	For the three months ended June 30, 2011
ROE (*1)	7.79	13.00	(*2)

Note:

(*1) ROE is computed as follows:

Net income × 4 - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

(*2) The one-time impact of Morgan Stanley becoming an equity-method affiliate of MUFG is adjusted.

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the three months ended June 30, 2012	For the three months ended June 30, 2011
Average interest rate on loans and bills discounted	1.24	1.37
Average interest rate on deposits and NCD	0.07	0.08
Interest rate spread	1.16	1.29

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of June 30, 2012	As of March 31, 2012
Deposits (ending balance)	118,937.4	118,657.4
Deposits (average balance)	117,435.8	116,004.5
Loans (ending balance)	78,958.3	79,906.9
Loans (average balance)	78,737.6	75,955.3

	(in billions of yen)
	As of June 30, 2012	As of March 31, 2012
Domestic deposits (ending balance)*	108,117.9	107,805.3
Individuals	66,862.3	65,844.3

Note:

* Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2012	As of June 30, 2012
Assets:
Loans and bills discounted	147.3	147.8
Securities	48,875.2	48,954.4
Beneficiary rights to the trust	29,422.6	29,489.5
Securities held in custody accounts	3,113.0	3,532.9
Monetary claims	13,638.5	13,283.1
Tangible fixed assets	9,057.5	9,123.7
Intangible fixed assets	135.9	134.5
Other claims	4,356.5	3,710.6
Call loans	1,197.4	1,155.0
Due from banking account	1,416.6	1,368.7
Cash and due from banks	1,591.3	1,566.6

Total	112,952.4	112,467.3

Liabilities:
Money trusts	17,900.8	17,734.2
Pension trusts	12,130.5	11,491.5
Property formation benefit trusts	13.0	13.0
Investment trusts	28,618.1	28,667.3
Money entrusted other than money trusts	2,096.4	2,204.6
Securities trusts	4,102.2	4,786.7
Monetary claim trusts	14,011.0	13,636.9
Equipment trusts	63.3	30.9
Land and fixtures trusts	85.1	84.4
Composite trusts	33,931.5	33,817.3

Total	112,952.4	112,467.3

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of June 30, 2012 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen other than that of P/L impact.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of June 2012 increased to ¥1.72 trillion in total, an increase of ¥0.06 trillion compared with the balance as of the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥40 billion, improved by ¥13 billion compared to the end of March 2012.

•	The effect on the P/L for the first quarter ended June 30, 2012 was a slight loss of approximately ¥0.3 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2012	Net unrealized gains (losses)	Change from end of March 2012	Balance	Net unrealized gains (losses)
1	RMBS	56	(8)	0	0	0	0
2	Sub-prime RMBS	2	0	0	0	0	0
3	CMBS	123	19	4	1	0	0
4	CLOs	1,448	48	(43)	12	1,234	(42)
5	Other securitized products (card, etc.)	90	0	(1)	0	22	0
6	CDOs	1	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,718	60	(40)	13	1,256	(42)

1.	Balance is the amount after impairment and before deducting net unrealized losses.
The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 72% of our investments in securitized products, an increase of 2% compared with the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	AAA and AA-rated products accounted for 89% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	10	6	7	16	18	0	56
10	Sub-prime RMBS	2	0	0	0	0	0	2
11	CMBS	105	6	10	0	1	0	123
12	CLOs	1,074	266	65	42	2	0	1,448
13	Other securitized products (card, etc.)	48	19	14	5	3	1	90
14	CDOs	0	0	0	0	1	0	1
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	1,237	296	96	63	25	1	1,718

17	Percentage of total	72%	17%	6%	4%	1%	0%	100%
18	Percentage of total (End of March 2012)	70%	18%	6%	4%	2%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of June 2012.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2012
1	LBO Loan[3] (Balance on a commitment basis)	27	94	5	182	307	(11)
2	Balance on a booking basis	18	80	5	171	274	(8)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of June 2012 was ¥3.54 trillion (¥1.12 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables